October 2, 2024

Shelley Simpson
President and Chief Executive Officer
J.B. Hunt Transport Services, Inc.
615 J.B. Hunt Corporate Drive
Lowell, AR 72745

       Re: J.B. Hunt Transport Services, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed March 14, 2024
           File No. 000-11757
Dear Shelley Simpson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program